SPA Amendment Agreement

by and between

(1) [Redacted - Personal Information],

- hereinafter "Seller (1)" or "Founder (1) Vehicle"-

(2) [Redacted - Personal Information],

- hereinafter "Seller (2)" or "Founder (2) Vehicle" -

- Founder (1) Vehicle and Founder (2) Vehicle are hereinafter individually referred to as a "Founder Vehicle" and collectively referred to as the "Founder Vehicles" -

(3) [Redacted - Personal Information],

- hereinafter "Seller (3)" -

(4) [Redacted - Personal Information],

- hereinafter "Seller (4)" -

(5) [Redacted - Personal Information],

- hereinafter "Seller (5)" -

(6) [Redacted - Personal Information],

- hereinafter "Seller (6)" -

(7) [Redacted - Personal Information],

- hereinafter "Seller (7)" -

(8) [Redacted - Personal Information],

- hereinafter "Seller (8)" -

(9) [Redacted - Personal Information],

- hereinafter "Seller (9)" -

(10) [Redacted - Personal Information],

- hereinafter "Seller (10)" -

(11) [Redacted - Personal Information],

- hereinafter "Seller (11)" -

(12) [Redacted - Personal Information],

- hereinafter "Seller (12)" -

(13) [Redacted - Personal Information],

- hereinafter "Seller (13)" -

(14) [Redacted - Personal Information],

- hereinafter "Seller (14)" -

(15) [Redacted - Personal Information],

- hereinafter "Seller (15)" -

(16) [Redacted - Personal Information],

- hereinafter "Seller (16)" -

(17) [Redacted - Personal Information],

- hereinafter "Seller (17)" -

(18) [Redacted - Personal Information],

- hereinafter "Seller (18)" -

(19) [Redacted - Personal Information],

- hereinafter "Seller (19)" -

(20) [Redacted - Personal Information],

- hereinafter "Seller (20)" -

(21) [Redacted - Personal Information],

- hereinafter "Seller (21)" -

(22) [Redacted - Personal Information],

- hereinafter "Seller (22)" -

(23) [Redacted - Personal Information],

- hereinafter "Seller (23)" -

(24) [Redacted - Personal Information],

- hereinafter "Seller (24)" -

(25) [Redacted - Personal Information],

- hereinafter "Seller (25)" -

(26) [Redacted - Personal Information],

- hereinafter "Seller (26)" -

(27) [Redacted - Personal Information],

- hereinafter "Seller (27)" -

(28) [Redacted - Personal Information],

- hereinafter "Seller (28)" or "Trustee" -

(29) [Redacted - Personal Information],

- hereinafter "Seller (29)" -

(30) [Redacted - Personal Information],

- hereinafter "Seller (30)" -

(31) [Redacted - Personal Information],

- hereinafter "Seller (31)" -

(32) [Redacted - Personal Information],

- hereinafter "Seller (32)" -

(33) [Redacted - Personal Information],

- hereinafter "Seller (33)" -

(34) [Redacted - Personal Information],

- hereinafter "Seller (34)" -

(35) [Redacted - Personal Information],

- hereinafter "Seller (35)" -

(36) [Redacted - Personal Information],

- hereinafter "Seller (36)" -

- Seller (1) through Seller (36) are hereinafter individually referred to as a "Seller" and collectively referred to as the "Sellers" -

(37) [Redacted - Personal Information],

- hereinafter "[Redacted - Personal Information]" -

(38) [Redacted - Personal Information],

- hereinafter "PW" -

(39) [Redacted - Personal Information],

- hereinafter "[Redacted - Personal Information]" -

(40) [Redacted - Personal Information],

- hereinafter "[Redacted - Personal Information]" -

- [Redacted - Personal Information] are hereinafter individually referred to as a "Trustor" and collectively referred to as the "Trustors" -

(41) [Redacted - Personal Information]

- hereinafter "Founder (1)" -

(42) [Redacted - Personal Information]

- hereinafter "Founder (2)" -

- Founder (1) and Founder (2) are hereinafter individually referred to as a "Founder" and collectively referred to as the "Founders" -

- Sellers, Trustors and Founders are hereinafter individually referred to as a "Sellers' Party" and collectively referred to as the "Sellers' Parties" -

(43) Organigram Global Inc. (formerly Organigram Holdings Inc), a corporation under the laws of Canada, with registered seat in Moncton, New Brunswick, registered with Canada's Business Registries under Business Number 804424059RC0001,

- hereinafter "Parent" -

(44) Blitz 25-645 GmbH, a limited liability company under the laws of Germany, registered with the commercial register of the local court of Munich, under HRB 308060, business address Maximiliansplatz 17, c/o Blitzstart Holding GmbH, 80333 Munich, Germany,

- hereinafter "German Holdco" -

(45) Blitz 25-646 GmbH, a limited liability company under the laws of Germany, registered with the commercial register of the local court of Munich, under HRB 308046, business address Maximiliansplatz 17, c/o Blitzstart Holding GmbH, 80333 Munich, Germany,

- hereinafter "Purchaser" -

- Parent, German Holdco and Purchaser are hereinafter individually referred to as a "OGI Party" and collectively referred to as the "OGI Parties" -

(46) Sanity Group GmbH, limited liability company under the laws of Germany, registered with the commercial register of the local court of Charlottenburg, under HRB 206368 B, business address Jägerstraße 28-31, 10117 Berlin, Germany

- hereinafter the "Company" -

- Sellers, Trustors, OGI Parties , Founders and Company are hereinafter individually referred to as a "Party" and collectively referred to as the "Parties" -

Recitals

(A) On 18 February 2026, the Parties entered into a Share Sale and Purchase Agreement regarding the sale and purchase of shares in the Company (Index of Deeds no. 321/2026 MS of the notary Dr. Matthias Santelmann, Berlin, together with all annexes, exhibits and schedules thereto, as included in the reference deed dated 18 February 2026 (Index of Deeds no. 320/2026 MS of the notary Dr. Matthias Santelmann, Berlin, the "SPA").

(B) The Parties wish to amend the SPA and, for this purpose, enter into this SPA amendment agreement ("SPA Amendment").

Now, therefore, the Parties agree as follows:

1. Annex (J)(b) to the SPA, as included in the reference deed 320/2026 MS, is hereby replaced in its entirety by Annex 1 as attached to this SPA Amendment and included in Reference Deed 2.

2. Section 3.3(r) of the SPA shall be replaced in its entirety as follows:

"(a) On the Scheduled Closing Date, the Purchaser shall pay, or cause to be paid, a fixed portion of the Preliminary Fixed Purchase Price in the amount of EUR 80,000,000.00 (in words: Euro eighty million) ("Cash Consideration") minus an amount of EUR 2,000,000.00 (in words: Euro two million) ("Cash Consideration Deduction Amount"), resulting in an amount of EUR 78,000,000.00 (in words: Euro seventy -eight million) (such amount, the "Closing Payment") in cash by wire transfer in immediately available funds, with value as of the relevant due date and free of bank and other charges or deductions and net of any Taxes (unless a withholding of Taxes is required upon administrative order of the Tax Authorities based on section 50a para. 7 EStG), to the joint Sellers' Account. The joint "Sellers' Account" shall be the following account of the Sellers:

Account Holder: [Redacted - Commercially Sensitive Information]
Bank: [Redacted - Commercially Sensitive Information]
IBAN: [Redacted - Commercially Sensitive Information]
BIC: [Redacted - Commercially Sensitive Information]
Reference: [Redacted - Commercially Sensitive Information]"

3. Annex 5.4(a)(ii) to the SPA, as included in the reference deed 320/2026 MS, is hereby replaced in its entirety by Annex 3 as attached to this SPA Amendment and included in the Reference Deed 2.

4. Section 13.1(b) of the SPA shall be replaced in its entirety as follows:

"(b) Provided that the (i) Closing Conditions pursuant to Sections 12.1(a), 12.1(b), 12.2(b) and 12.2(c) have been fulfilled or waived and (ii) Closing Conditions pursuant to Sections 12.1(c), 12.2(a), 12.2(d) and 12.2(e) have been satisfied and not lapsed (kein Bedingungsausfall) or waived, in each case prior to or on 17 April 2026, the Parties may mutually agree on the Scheduled Closing Date, in which case, the Effective Date shall, however, in deviation from Section 1.3(a), be 31 March 2026 at 24:00 hrs. (and not the Closing Date at 24:00 hrs.).

 For cases in which the Closing Date and the Effective Date do not coincide, (i) each Seller, on its own behalf, and the Company, on its own behalf and the Target Group Companies, hereby guarantees that, during the Effective Date and the Closing Date (including), and (ii) each Seller hereby agrees to procure (stehen dafür ein) for itself and its respective Related Parties, and the Company hereby agrees to procure (stehen dafür ein) in respect of itself and any other Target Group Company, that between the Effective Date (including) and the Closing Date no Target Group Company will make any direct or indirect payment, will fulfil any obligation or will grant any other monetary benefit (geldwerten Vorteil) to any Seller or any Related Party, other than payments in fulfilment of any Permitted Related Party Agreement."

5. Section 22 of the SPA shall be replaced in its entirety as follows:

"22. Additional Financing

22.1 On or immediately after Closing, the Purchaser shall, or shall procure that any of its Affiliates (other than the Target Group) (such entity, the "Lender"), grant to the Company, or to such other Target Group Company as notified by the Company to the Purchaser at least five (5) Business Days prior to the Scheduled Closing Date (such entity, the "Borrower"), a shareholder loan in the principal amount of EUR 12,000,000.00 (in words: EUR twelve million), on terms substantially as set out in Annex 22 [Redacted - Commercially Sensitive Information], for the financing working capital during the Earn-Out Period. The Additional Financing shall be due for repayment on the Earn-Out Date.

22.2 If and to the extent that Vayamed repays part of or the entire Drawn UniCredit Facility Amount to UniCredit prior to the Earn-Out Date either (i) at the written request of an OGI Party or (ii) as a result of a legal obligation of Vayamed under the UniCredit Facility to repay such amount to UniCredit (excluding, for the avoidance of doubt, any voluntary repayments by or on behalf of Vayamed) (any such repayment amount, the "UniCredit Shortfall"), the Purchaser, in its capacity as Lender, shall, or shall ensure that the relevant Lender does, increase the principal amount of the Additional Financing by an amount equal to the UniCredit Shortfall, up to a maximum aggregate principal amount of the Additional Financing of EUR 15,000,000.00 (in words: EUR fifteen million), corresponding to a maximum increase amount pursuant to this Section 22.2 of EUR 3,000,000.00 (in words: EUR three million). Any reference in this Agreement or any of its Annexes, Exhibits or Schedules to "Additional Financing" shall, in all cases, be deemed to refer to the Additional Financing as increased pursuant to this Section 22.2 from time to time.

"UniCredit Facility" shall mean the credit line agreement (Rahmenkreditlinie) entered into between Vayamed (as borrower) and UniCredit Bank GmbH, a limited liability company under the laws of Germany, registered with the commercial register of the local court of Munich, under HRB 289472 ("UniCredit") (as lender), dated 2 October 2025, with a principal amount of EUR 3,000,000.00 (in words: Euro three million), of which EUR 2,416,659.60 have been drawn by Vayamed as of the date hereof (such amount, the "Drawn UniCredit Facility Amount")."

6. Recital (I) of the SPA shall be replaced in its entirety as follows:

"(I) CLA Earn-Out Adjustment.  The CLA would have - upon originally intended conversion into equity - granted Parent an additional upside in the form of a discount on the conversion share price. The Parties have agreed to account for this benefit in the Earn-Out - if any - by deducting an adjustment calculated pursuant to the principles and formulas as set forth on the tab "CLA Adjustment" in the column "S" of Annex 5.4(a)(ii) from the Earn-Out, as calculated in Annex 5.4(a)(ii) for several exemplary Earn-Out amounts. The "CLA Earn-Out Adjustment Amount" shall be the amount calculated in accordance with the formula set out in cell "S22" of the "CLA Adjustment" tab of Annex 5.4(a)(ii)  if the amount of the actual Earn-Out as calculated pursuant to Section 5.2 (disregarding, however, any reduction pursuant to Section 5.2(e)) is entered into in cell "B22" of the "CLA Adjustment" tab of Annex 5.4(a)(ii)."

7. Sections 20 and 23 through 29 of the SPA shall apply to this SPA Amendment accordingly.

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